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DEBORAH BIELICKE EADES
312-609-7661
deades@vedderprice.com



                                                                 January 4, 2008



VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Investment Management, Room 5501
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. James O'Connor

Re:    Aston Funds (the "Registrant" or the "Trust")
       1933 Act No. 33-68666
       1940 Act No. 811-8004
       Post-Effective Amendment No. 87


Dear Mr. O'Connor:

     On October 22, 2007, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 87 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the "Registration Statement") in connection with the Trust's offering of Class N shares of the Aston/Smart Allocation ETF Fund, a series of the Trust (the "Smart Portfolio"). You provided comments on the Registration Statement in a telephone conference on December 16, 2007. The following sets forth those comments and the Trust's responses to them. All page references are for the Prospectus and the Statement of Additional Information for the Smart Portfolio included in Post-Effective Amendment No. 87 filed with the Commission on October 22, 2007 pursuant to Rule 485(a) under the Securities Act of 1933.


GENERAL

1. COMMENT: Please increase the discussion of the tax risks regarding investments in securities of exchange-traded funds that invest in real estate investment trusts ("REITs") or commodities. Please add disclosure regarding ordinary income resulting from REITs.

     RESPONSE: Registrant does not emphasis tax efficiency nor does Registrant otherwise emphasize the tax character of distributions as an important feature of the Smart Portfolio. Accordingly, Registrant does not view the tax treatment of its holdings of exchange-traded funds that invest in REITs or commodities, if any, as a tax risk and does not believe that a separate risk


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entitled "Tax Risk" is warranted. However, in response to the staff's comment,
Registrant has added disclosure regarding the ordinary income treatment of REIT distributions to the "REIT Risk" paragraph.


     Registrant believes that the primary tax issue associated with investments in commodity ETFs is the potential impact on its tax status as a regulated investment company under the Internal Revenue Code if income from certain commodity ETFs is deemed to be "bad income." Registrant discloses that it will limit investments in commodity ETFs to the extent necessary to preserve its RIC status. (See "Commodity Risk").

2. COMMENT: Please confirm whether the Smart Portfolio intends to seek an exemptive order from the limits of Section 12(d)(1)(A) of Investment Company Act of 1940, as amended, or otherwise rely on a statutory exemption from those limits.

     RESPONSE: As discussed in the SAI at page , the Smart Portfolio initially intends to invest substantially all of its assets in exchange-traded funds in reliance on Section 12(d)(1)(F) of the 1940 Act. Registrant will comply with the conditions of that Section 12(d)(1)(F), which are as follows:

     (i) Immediately after a purchase or other acquisition, not more than three percent of the total outstanding stock (3%) of the issuer is owned by such investment company and all persons affiliated with such investment company;

     (ii) The investment company does not propose to offer its shares through a principal underwriter or otherwise at a public offering price which includes a sales load of more than one and a half percent;

     (iii) No issuer of any security purchased in reliance on section 12(d)(1)(F) shall be obligated to redeem such security in an amount exceeding one percent of its total outstanding securities during any period of thirty (30) days or less; and

     (iv) The investment company will vote securities purchased pursuant to
Section 12(d)(1)(F) in the manner contemplated by Section 12(d)(1)(E), which requires a fund to either (a) echo vote, or (b) pass through voting rights to its shareholders. The Smart Portfolio intends to exercise voting rights following an echo voting procedure.

     If at any time in the future, the Smart Portfolio desires to purchase securities outside of the limits set forth above, the Registrant will consult with counsel to determine whether to seek an exemptive order or whether it may rely on exemptive orders obtained by exchange-traded funds.



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3.   COMMENT: Please confirm if the Smart Portfolio intends to invest in Rule
144A securities.

     RESPONSE: For the information of the staff, the Smart Portfolio does not intend to invest in Rule 144A securities.

4.   COMMENT: Please add a total return definition.

     RESPONSE: The Smart Portfolio does not have a investment objective of seeking total return, nor is the term total return used elsewhere in the prospectus with respect to the fund. Accordingly, Registrant respectfully declines to make the requested change.

5. COMMENT: Please confirm whether and to what extent the Smart Portfolio intends to invest in foreign securities and emerging markets, and, if so, any limits on such investments. In addition, please provide the subadviser's current intention regarding investments in foreign and emerging markets ETFs.

     RESPONSE: The Smart Portfolio invests in exchange-traded funds that are traded exclusively on US exchanges (See "Principal Investment Strategies"). Accordingly, the Portfolio does not invest directly in foreign securities or in emerging markets and is therefore not exposed directly to certain risks such as currency risk, appropriation risk, custody risk and settlement risk. The Portfolio may have exposure to foreign securities and emerging markets indirectly through investments in securities of exchange-traded funds that emphasize those markets. Registrant notes that the prospectus contains the full risk disclosure for foreign securities and emerging markets contained in other Aston Fund prospectuses.

     As discussed under "Principal Investment Strategies," the subadviser uses a quantitative investment strategy based on a proprietary mathematical model. The subadviser does not have a target allocation or current intention with respect to a particular asset class, industry or type of ETF. The model does not contain specific constraints on asset classes and industry exposure or type of ETF.

6. COMMENT: Please clarify the disclosure regarding investments in foreign securities. In particular, the disclosure indicates that the Smart Portfolio will invest in ETFs traded in the U.S. markets, but the Portfolio may invest in ETFs owning foreign securities.

     RESPONSE: As previously discussed, the Smart Portfolio may not invest directly in securities traded in foreign markets including emerging markets (see Response #5 above). The Smart Portfolio may, however, invest in exchange-traded funds that have exposure to those markets. Registrant believes that the Principal Investment Strategies clearly indicates that the

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Portfolio will achieve exposure to a variety of asset classes, including international, through its investment in ETFs (see last sentence of first paragraph).



                                    * * * * *

     Based on our discussions, we believe that the above responses should address the staff's concerns. If you have any questions or comments, please contact the undersigned at (312) 609-7661.

                                                      Sincerely,

                                                      /s/ Deborah Bielicke Eades
                                                      --------------------------

                                                      Deborah Bielicke Eades





cc:    Gerald Dillenburg
       Cathy O'Kelly, Esq.